SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, November 7, 2025.

To

Securities and Exchange Commission of Brazil (CVM)

Business Monitoring Management – 1

At.:       Mrs. Maria Luisa Azevedo Wernesbach

Federal Capital Market Inspector

Mrs. Nilza Maria Silva de Oliveira

Manager

Ref.: Official Letter nº 298/2025/CVM/SEP/GEA-1 Request for clarification regarding news – CVM Process nº 19957.016352/2025-72

Dear Sirs,

In compliance with Official Letter No. 298/2025/CVM/SEP/GEA-1, attached to this response (“Official Letter”), Braskem S.A. (“Braskem” or Company”) presents the following clarifications regarding the news published on 11/06/2025 in the Broadcast column of the newspaper O Estado de São Paulo, which contains the following statements:

“Braskem signals to creditors abroad that it will have a restructuring plan by January

Braskem's management was recently in talks with creditors who have securities issued by the company abroad (bonds) and signaled that it will present a plan to restructure its financial liabilities by January, Coluna learned. On that date, more than US$170 million in interest accrues on the company's securities circulating abroad, according to the contracts for these securities that are available on the company's website. According to three sources heard by the Column, the comment was made in response to a question from these creditors about the payment of such a commitment and specifically about the 2028 bond, whose interest is the first to mature in January, on the 10th, totaling US$28 million.”

As disclosed through the Material Fact dated 09/26/2025, Braskem hired financial and legal advisors to assist it in preparing a diagnosis of economic-financial alternatives aimed at optimizing its capital structure.

The work related to the aforementioned diagnosis is currently underway and, as part of such work, the Company's advisors have been contacted by creditors and have held preliminary conversations with the aim of obtaining the necessary information to evaluate and propose to management alternatives for optimizing the Company's capital structure.

1

Nevertheless, we reiterate that the diagnosis disclosed in the Material Fact dated 09/26/2025 is still ongoing and, on this date, there is no proposal, decision or deadline defined by the Company's competent bodies regarding the appropriate alternative to optimize Braskem's capital structure.

Being what we had to clarify, we made ourselves available to you for any additional clarifications regarding the topic, if necessary.

São Paulo, November 7, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.